Exhibit (a)(3)
Corporate Property Associates 14 Incorporated
November 2010
Dear Investor,
     You may have seen that MacKenzie Patterson Fuller, LP (MPF) recently commenced a tender offer for shares of CPA®: 14 Incorporated. The Board of Directors of CPA®: 14 met, considered and unanimously recommends that you reject MPF’s offer and not sell your shares to MPF. We encourage you to read the enclosed press release and Schedule 14D-9 for more detailed information or visit our website at www.cpal4.com.
     If you have any questions related to MPF’s tender offer, please contact our Investor Relations Team at 1-800-WP CAREY (1-800-972-2739) or IR@wpcarey.com.
     We thank you for your continued confidence and support.

Best regards,

Trevor P. Bond
Chief Executive Officer

An affiliate of W. P. Carey & Co. LLC, 50 Rockefeller Plaza, New York, NY 10020 1-800-WP CAREY Fax 212-492-8922